As filed with the Securities and Exchange Commission on October 5, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

PNC CAPITAL ADVISORS, LLC

PNC FUNDS

PNC ADVANTAGE FUNDS

File No. 812-14056

Amended and Restated Application for an Order Pursuant to Section 12(d)(1)(J) of

the Investment Company Act of 1940, as Amended (“the Act”), for an Exemption from

Sections 12(d)(1)(A) and (B) of the Act and Pursuant to Sections 6(c) and 17(b)

of the Act for an Exemption from Sections 17(a)(1) and (2) of the Act

October 5, 2012

Please direct all communications

regarding this Application to:

Jeremy C. Smith, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Phone: 212-596-9858

Fax: 646-728-1643

With copies to:

Daniel O. Hirsch

PNC Legal Department

1600 Market Street, 28th Floor

Philadelphia, PA 19103

i

I.  INTRODUCTION

PNC Funds, PNC Advantage Funds (each a “Trust” and together, the “Trusts”) and PNC Capital Advisors, LLC (“PNC Capital Advisors” or the “Adviser”) (collectively referred to as the “Applicants”) submit this amended and restated application (the “Application”) with the Securities and Exchange Commission (the “Commission”) to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.

Applicants request that the order sought herein apply also to each existing and each future series of the Trusts, and to each existing and each future registered open-end management investment company or series thereof (each a “Fund” and collectively, “Funds”) which is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Trusts.(1)

II.  THE APPLICANTS

A.            PNC Funds and PNC Advantage Funds

Each Trust, organized as a Delaware statutory trust, is registered under the Act as an open-end management investment company.  PNC Funds currently offers shares of 30 series, and PNC Advantage Funds currently offers shares of 3 series, which each pursue different investment objectives and principal investment strategies.

(1)  All entities that currently intend to rely on the requested order are named as Applicants.  Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.

B.            PNC Capital Advisors, LLC

The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser is a Delaware limited liability company and a direct, wholly-owned subsidiary of PNC Bank, National Association (“PNC Bank”).  PNC Bank is a direct, wholly-owned subsidiary of The PNC Financial Services Group, Inc. (“PNC”), a financial holding company.  The Adviser serves as investment adviser for each Fund.

III.  REQUESTED RELIEF

Applicants seek an order under Section 12(d)(1)(J) of the Act, exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit: (a) a Fund that operates as a “fund of funds” (each, a “ Fund of Funds”) to acquire shares of (i) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Fund of Funds (“Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, “Unaffiliated Funds”)(2) or (ii) registered open-end management companies or UITs that are part of the same “group of investment companies” as the Fund of Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”) and (b) each Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Broker”) to sell shares of the Underlying Fund to the Fund of Funds in amounts in excess of limits set forth in Section 12(d)(1)(B).  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt applicants from Section

(2)  Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

IV.  LEGAL ANALYSIS

A.            Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.(3)

B.            Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company.  Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under Section

(3)  H.R. Rep. No. 104-622, at 43-44 (1996).

17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C.            Investments by Funds of Funds in Unaffiliated Funds

1.             Section 12(d)(1)(J).  The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).(4)  Applicants agree to conditions that adequately address these concerns.  Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.             No Undue Influence.  Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report.  The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds.  The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur.  Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund.  Condition 1 prohibits the Adviser, any person controlling, controlled by, or under common control with the Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (the “Advisory Group”) from controlling (individually or in the aggregate) an

(4)  See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 892-2337, at 311-324 (1966) (the “PPI Report”).

Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The same prohibition would apply to any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Subadviser”), any person controlling, controlled by, or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by, or under common control with the Subadviser (the “Subadvisory Group”).

Applicants further state that condition 2 precludes a Fund of Funds or the Adviser, any Subadviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Subadviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Subadviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate).  An

offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their boards of directors or trustees, as applicable (each, the “Board”),(5) and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”).  Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.(6)

b.             No Excessive Layering of Fees.  Applicants do not believe that the proposed arrangement will involve excessive layering of fees.  To assure that the investment advisory or management fees are not duplicative, Applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of the Fund of Funds, including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s).  Such finding, and the basis upon which the finding was made, will be

(5)  As used hereinafter throughout this Application, this term refers to the board of directors or trustees, as applicable, of the specified entity.

(6)  An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

recorded fully in the minute books of the Fund of Funds.  Applicants further state that the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, in connection with the investment by the Fund of Funds in the Unaffiliated Fund, subject to certain exceptions noted in Condition 10.

Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”).(7)

c.             Structure is Not Overly Complex.  Applicants state that the proposed arrangement will not create an overly complex fund structure because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1) (A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

2.             Section 17(a).  Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of

(7)  Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

the company.  Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another.  Applicants also state that the Funds of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund’s outstanding voting securities.  In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.  Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.(8)

Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.(9)  Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

V.  PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for fund of funds arrangements with affiliated and unaffiliated investment companies, and whose requests for relief included conditions substantially similar to those included in this Application.  Reference is made to GPS Funds I, et al. (GPS) Investment Company Act Rel. No. 30044 (April 24, 2012) (Notice); Investment Company Act Rel. No. 30067 (May 22, 2012) (Order) (the “GPS Order”).  The GPS Order, which is substantially identical to this Application, in all material respects with respect to the relief sought herein, granted, in relevant part, an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act

(8)  Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of a Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

(9)  Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund. Applicants nevertheless request relief from Sections 17(a)(l) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an ETF to purchase or redeem shares from the ETF.  Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF is also an investment adviser to the Fund of Funds.

to permit the GPS Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

Reference is made to Aston Funds, et al. (Aston) Investment Company Act Rel. No. 29400 (August 26, 2010) (Notice); Investment Company Act Rel. No. 29443 (Sept. 27, 2010) (Order) (the “Aston Order”).  The Aston Order granted, in relevant part, an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act to permit the Aston Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.

VI.  APPLICANTS’ CONDITIONS

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.             The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of

Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2.             No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.             The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Adviser and any Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.             Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an

Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.             No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.             The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.             Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.             Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the

Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.             Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10.          The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the

Subadviser.  In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.          No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12.          Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

VII.  REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act.  Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

Applicants have caused this Application to be duly signed on their behalf on the 5th day of October, 2012.

PNC CAPITAL ADVISORS, LLC

By:	/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

PNC FUNDS
PNC ADVANTAGE FUNDS

By:	/s/ Savonne L. Ferguson
Name:	Savonne L. Ferguson
Title:	Secretary

EXHIBIT INDEX

A.            Certification

B.            Rule 0-2(d) Verification

EXHIBIT A

Certification

The undersigned hereby certifies that she is the duly elected Secretary of PNC Funds and PNC Advantage Funds (the “Trusts”); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “Act”), and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents and By-laws of the Trusts have been taken, and the person signing and filing the Application on behalf of the Trusts is fully authorized to do so; and that the Trustees of the Trusts adopted the following vote on June 1, 2012 in accordance with the By-laws of the Trusts:

RESOLVED, that the officers of PNC Funds and PNC Advantage Funds (collectively, the “Funds”) be, and they hereby are, authorized to execute and file with the Securities and Exchange Commission, on behalf of the Funds, an application (including any necessary or appropriate amendments to such application) for an order exempting the present and future series of the Funds from (a) the limitations in Section 12(d)(1)(A) and (B) of the Investment Company Act of 1940 (the “1940 Act”) and (b) the limitations in Section 17(a) of the 1940 Act, as discussed during the in-person meetings of the Board of Trustees of the Funds held on May 31, 2012 and June 1, 2012, in a form satisfactory to such officers of and counsel for the Funds (the “Fund of Funds Exemptive Application”), the execution and filing of the Fund of Funds Exemptive Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and

FURTHER RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Funds, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Fund of Funds Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Funds, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

Dated: October 5, 2012

	By:	/s/ Savonne L. Ferguson
	Name:	Savonne L. Ferguson
	Title:	Secretary

Certification

The undersigned hereby certifies that he is the President of PNC Capital Advisors, LLC (“PNC Capital Advisors”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the organizational documents of PNC Capital Advisors have been taken, and the person signing and filing the Application on behalf of PNC Capital Advisors is fully authorized to do so:

Dated: October 5, 2012

	By:	/s/ Kevin A. McCreadie
	Name:	Kevin A. McCreadie
	Title:	President

EXHIBIT B

Rule 0-2(d) Verification

The undersigned, being duly deposed and sworn, deposes and states that she has duly executed the attached Application for an Exemptive Order on October 5, 2012 for and on behalf of PNC Funds and PNC Advantage Funds (the “Trusts”); that she is the Secretary of the Trusts; and that all actions by trustees, officers, and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Savonne L. Ferguson
Name:	Savonne L. Ferguson
Title:	Secretary

Rule 0-2(d) Verification

The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Application for an Exemptive Order on October 5, 2012 for and on behalf of PNC Capital Advisors, LLC (“PNC Capital Advisors”); that he is the President of PNC Capital Advisors; and that all actions necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President